Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: May 20, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which will be filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained at the Royal Dutch Shell website at www.shell.com/unification free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and not cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the implementation agreement between Royal Dutch Shell, Royal Dutch and Shell Transport and the failure of Shell Transport shareholders to approve the scheme of arrangement of Shell Transport (the “Scheme”)); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS THE TRANSCRIPT OF THE UNIFICATION CONFERENCE CALL HELD ON 20 MAY 2005

Royal Dutch Shell plc

UNIFICATION

Conference Call

20 May 2005

UNIFICATION

Conference Call

Friday, 20 May 2005

Introduction

     David Lawrence: Hello and welcome to this afternoon’s teleconference. I am David Lawrence, Executive VP Investor Relations and with are Peter Voser, our Chief Financial Officer, Andy Longden, Executive VP Treasury and Corporate Finance and Pat Ellingsworth, Executive VP Tax.

     Yesterday we announced the final proposals for the unification of Royal Dutch and Shell Transport under a single company, Royal Dutch Shell, and full documentation on these proposals has now been made available to shareholders. The documents include the Royal Dutch offer document, the Shell Transport scheme of arrangement documents, the Royal Dutch Shell listing particulars and the US F-4 registration statement. These are available on our website.

     The purpose of today’s presentation is to outline the timetable and key steps required over the next two months to undertake the unification. We will talk through and take your questions on some of the more technical areas related to the transaction.

Legal notice

     As is customary with this kind of presentation, we would draw your attention to the legal notices at the start and end of the presentation. Please take a moment to read through this. Thank you.

     We will begin with a short overview of the transaction led by Peter Voser. This will then be followed by time set aside for questions. I will now turn this over to Peter.

     Peter Voser: Thanks Dave, and good afternoon to everybody. I will start with Slide 3.

One Company: Royal Dutch Shell

     We continue to make significant progress on the transaction. I am pleased that we are on track and on schedule with the process we outlined earlier. We have delivered what we said we would and are ready to move forward towards the shareholder meeting in June and the completion in July.

     The new Royal Dutch Shell will be one Company with one Board and one Chief Executive and one Headquarters. The implementation of the transaction and the governance proposals will deliver significant benefits, including clarity and simplicity of governance, increased management efficiency, increased accountability and increased flexibility to issue equity and debt. Let me briefly summarise:

•	Increased clarity and simplicity of governance: the best example here is our much simplified board structure, a smaller, single tiered board headed by a non-executive Chairman overseeing one Company.

•	Increased management efficiency: there are some examples here, to name a few, going from two headquarters to one, centralising of key functions such as finance and streamlined authorities and decision processes for investment proposals.

•	Increased accountability: the Chief Executive, Jeroen van der Veer, reports to the board and the Executive Directors report directly to the Chief Executive. The drive for accountability extends into each of the businesses and major functions. In finance, for example, Executive VPs of finance for the businesses and the major functions report to me directly. Very straightforward and clear.

•	Also, a single publicly traded entity is expected to facilitate equity and debt issuance, if and when required.

As you know, many of these proposals have already been implemented and are already in place. We are not standing still while we move the transaction forward.

Unification timetable

     Here is what we look forward to regarding the expected timetable:

•	The Royal Dutch Offer acceptance period starts today 20 May.

•	On 28 June the approval of the Shell Transport shareholders will be sought in respect of the scheme. Approval of the implementation agreement by Royal Dutch shareholders will be sought at the Royal Dutch AGM on the same day.

•	On 18 July the Royal Dutch offer acceptance period ends, subject to extension.

•	A day later on 19 July the hearing of the petition to sanction the scheme will take place at the High Court.

•	Finally, on 20 July completion will take place, and trading in Royal Dutch Shell shares will commence.

Implementation and documentation

     As you know the transaction will be implemented by an exchange offer by Royal Dutch Shell for the Royal Dutch shares and by a scheme of arrangement of Shell Transport.

     The Royal Dutch exchange offer, amongst other factors, is conditional upon 95% acceptance by shareholders, although this can be waived down.

     The Shell Transport board is seeking approval of the scheme at the Court Meeting to be held on 28 June 2005 and at the Shell Transport EGM which is to be held directly thereafter. The scheme requires approval by a majority in number representing at least 75% in value of shareholders present and voting in person or by proxy.

     The Royal Dutch boards and Shell Transport directors have recommended the proposals to the shareholders.

Exchange terms

•	The terms of the transaction reflect the current “60:40” ownership of the Royal Dutch/Shell Group by Royal Dutch and Shell Transport.

The exchange terms, which seek to preserve the existing economic interest of the Group’s shareholders, are outlined on your chart. For earnings per share calculation purposes, “A” and “B” shares will be combined.

     For your use, we have provided a hypothetical example on the exchange terms in the backup charts to your pack. You will note that the value of shares immediately pre-exchange is the same as the theoretical total value immediately post exchange.

A and B shares

     To preserve the current tax treatment of dividends paid to Shell Transport shareholders, dividends to be received by holders of “B” shares are intended to have a UK source. This will be achieved by the Dividend Access Mechanism. Dividends to be received by holders of “A” shares will have a Dutch source. Apart from the dividend access mechanisms, the “A” and “B” shares will be the same – they will vote as one class and be entitled to the same dividends declared.

Dividend policy

     On the dividend policy, in setting the level of the dividend the Royal Dutch Shell Board will seek to increase dividends at least in line with inflation over time. The increase in the dividend will be derived from a blend of the rates of inflation across the countries within Europe. The relevant inflation blend is expected to evolve over time.

     The base for the 2005 financial year will be the dividends paid by Royal Dutch in respect of the financial year ended 31 December 2004. Dividends will be paid on a quarterly basis and will be declared in euro. Of course, the dividend declared per share on the “A” and “B” shares will be the same amount.

     Dividends declared on the “A” shares will be paid in euro, however, holders of “A” shares will also be able to elect to receive dividends in pounds sterling. Dividends declared on the “B” shares will be paid in pounds, however holders of “B” shares will also be able to elect to receive dividends in euros. Holders of Royal Dutch Shell ADRs will receive payment in US dollars. As part of our financial framework, we expect to pay $10 million in dividends in 2005.

Q2 2005 dividend timetable

     Let us move to the timetable for the dividends. The date for dividend currency election for the Q2 2005 dividend will be 27 July – the day before the dividend is announced. The dividend announced on 28 July will be declared in euro and at the same time pounds sterling and US dollar equivalent amounts will be announced.

     The separate record dates reflect the differing basis on which Euroclear and the London Stock Exchange set their record dates. The ex-dividend date for the “A” and “B” shares is 3 August, in line with the standard London Stock Exchange rules. Payment will be on 15 September. We expect to maintain a standard dividend payment cycle with payment dates in June, September, December and March, going forward.

Tax on dividends – overview

     Let us move on to tax on dividends. Dividends paid on the “A” shares will be taxed in the same manner as dividends currently paid on the Royal Dutch Shares. They will have a Dutch source for tax purposes and will be subject to Dutch withholding tax.

     It is intended that dividends received by holders of “B” shares will have a UK source and, accordingly, will be taxed in the same manner as dividends currently paid on the ST&T side, without being subject to Dutch withholding tax.

     We have set out on the slide the broad characteristics of Dutch and UK source dividends with detailed information available in the relevant transaction documentation.

     Shareholders should seek their own tax advice in relation to their particular tax position.

Share buyback programme

     As you know, we announced a $3-5 billion share buyback programme on 3 February this year. Returning cash to shareholders continues to be a priority for the Group and we intend to continue the buyback programme following unification. In carrying out the buybacks, we would look to buy the shares that can be bought back at the least cost to the Group and, in doing so, would consider any prevailing market price differences as well as potential withholding tax costs. As a result, and given current status, we expect to buy back “A” Shares in preference to “B” Shares. No matter which line of stock is bought back, all shareholders will share the benefits of the earnings per share enhancement.

Indexation – key implications

     Let us talk a little about indexation. We are pleased we can give further clarity on the position of Royal Dutch Shell in various important indices. As announced by the FTSE yesterday, the FTSE will include Royal Dutch Shell plc in the 100 and All Share indices at 100% of its market capitalisation. This applies to both “A” and “B” shares. They have also indicated that the “A” and “B” shares will enter the indices on 20 July 2005, the first day of trading. The value of the “A” shares will be calculated by FTSE using the closing Royal Dutch AEX price and the WM/Reuters closing spot euro/pound exchange rate at 4 pm on 19 July.

     Let us move to Amsterdam AEX. The “A” shares will replace the Royal Dutch shares in the AEX after completion of the transaction and will continue to be capped at 15% — so existing indexation on AEX is effectively maintained. After the March 2006 index review, either “A” shares or “B” shares could qualify for the AEX index dependent on the most liquid line.

     Both “A” and “B” shares will be included in the UK line of the MSCI indices and both will be in the MSCI World Index, as at present. Neither class will be in the Dutch MSCI index.

     On Dow Jones, as a UK plc Royal Dutch Shell plc will not qualify for Eurostoxx indices. The most liquid line will remain in the DJ Stoxx 50 and 600 indices. Simultaneously, the Royal Dutch shares will be removed from the indices. It is expected that all indexation changes will take place on the date the transaction becomes effective on 20 July.

Settlement mechanics

     We have provided a table to detail the key settlement mechanics. In summary, the “A” shares and “B” shares will trade either on Euronext Amsterdam or on the London Stock Exchange. On the London Stock Exchange the shares will trade either through SETS or through the Dutch Trading Service (DTS). Trades on Euronext Amsterdam, or on the London Stock Exchange through the DTS facility, will settle in Euroclear Nederland and trades on the London Stock Exchange through SETS will settle in CREST.

     The “A” ADRs and “B” ADRs will trade on the New York Stock Exchange, such trades will settle in accordance with standard US market practice for settlement of US publicly traded securities which investors should be familiar with.

     The “A” shares and the “B” shares will be denominated in euro. However, trading in “A” shares and “B” shares will take place in the local currency of the stock exchange or trading system through which they are traded. Generally, on completion, the “A” shares will be held in Euroclear Nederland and the “B” shares will be held in CREST. Shareholders have the option of transferring either the “A” or “B” shares into Euroclear Nederland or CREST subject to SDRT (Stamp Duty Reserves Tax) and other transaction costs.

Tax considerations

     The transaction is expected to be broadly tax neutral for the Group, including Stamp Duty Reserve Tax costs. Generally, there should be no liability to tax, including stamp duty and SDRT, for a Dutch, UK or US Shell Transport Ordinary shareholder, in respect of the implementation of the Scheme, nor should there be for Dutch or US Royal Dutch shareholders in respect of the implementation of the Royal Dutch Offer.

     This means that, for the vast majority of shareholders, there is no capital gains tax payable. The exchange of Royal Dutch shares, pursuant to the Royal Dutch Offer, does not qualify for UK rollover relief. Whether a UK Royal Dutch shareholder incurs a chargeable gain depends on their individual circumstances and is subject to various exemptions or reliefs. Any shareholders who are in doubt as to their tax position in respect of the Scheme or the Royal Dutch offer should consult their own professional tax advisors.

     Stamp duty treatment on trades largely follows current treatment of shares traded on Euronext or through the London Stock Exchange, but let me just provide you with a few more details here. Trades of “A” shares and “B” shares on Euronext, or through the London Stock Exchange’s DTS facility, will be settled within Euroclear Nederland. There should therefore not be a charge to stamp duty or SDRT. Trades of Royal Dutch Shell ADRs should also be free of stamp duty and SDRT.

     Trades of “A” Shares and “B” Shares through the London Stock Exchange’s SETS facility will be settled within CREST and will be liable to SDRT at a rate of 0.5%.

     Royal Dutch Shell shareholders seeking to move Royal Dutch Shell Shares from Euroclear Nederland into a CREST account will be able to do so, free of stamp duty and SDRT, for a transaction fee of €5.00. Royal Dutch shareholders who move Royal Dutch Shell shares from their CREST accounts to Euroclear Nederland will incur a transaction fee of £2.15 and a 1.5% SDRT charge on the value of the shares.

Conclusion

     To conclude, I am extremely excited by the progress we have made. We have completed the documentation on time and provided that to you. You now have a detailed timetable of the transaction, including the date we expect trading to start. We have given “A” and “B” shareholders the opportunity to select the currency in which they receive their dividend and we have provided details of the Q2 dividend timetable. We are most definitely on track with the unification and looking forward to the next phase.

     With that, let me hand back to Dave.

     David Lawrence: Thank you, Peter. We will now open up for questions and answers. Please limit yourselves to two questions, in the interests of fairness to the many participants we have on this call, and the questions should also be focused on the transaction.

     I would also remind you that, along with Peter, we have Andy Longden with us, who is our Executive VP Treasury and Corporate Finance, and also Pat Ellingsworth, Executive VP Tax. I will direct the questions appropriately.

Questions & Answers

     John Rigby (UBS): I have a question about share buybacks. I see that you are able to buy the “A” share back without withholding tax, because you have come to an annual quantitative limited agreement with the Dutch revenue. If 2006 pans out to be as good a year for operating cash flow as 2005, would that limit constrain what you could buy back in any one year?

Secondly, could you explain why you have chosen to pursue buybacks of the “A” share and not the “B” share? Just as a third point, is cash available under the dividend access mechanism in the “B” share, to buy back stock in the “B” share?

     Peter Voser: I will start with the buyback of “A” shares. As you correctly say, the current Dutch law actually generally imposes a withholding tax of 25% on buybacks but will allow Royal Dutch Shell buybacks of “A” shares free of withholding tax.

     For 2005 we have given clear guidance. At this stage, I cannot foresee any maturality problems for 2006 at all, hence low change in policy, going forward.

     Why “A” shares and not “B” shares? Pretty clearly, I have outlined that, we normally look at market conditions but we also look at the tax treatment. The way we look at it at this stage, quite clearly we have the “A” shares with an exemption, and the “B” shares not and hence, from a company point of view, it is clear that, for us, the “A” shares are the more favourable ones.

     I will have to ask you to repeat your third question, because the line was breaking up.

     John Rigby: I understand why you want to buy through the “A” and not the “B”, because you have applied for this waiver of the stamp duty in the “A” and not the “B”. However, is cash available to buy back stock in the “B” from cash that would be applied under the dividend access arrangement – i.e., the cash that the Dutch revenue have already accepted is available for distributions in the UK, exempt of withholding tax? Would that be available for buybacks of the “B” share?

     Pat Ellingsworth: The dividend access mechanism cash cannot be used for any purpose, other than the payment of dividends to the “B” shareholders, and therefore there is no cash available through that mechanism to do buybacks of “B” shares.

     John Rigby: Right, so under Dutch law, for that purpose, they do distinguish between buybacks and dividends in terms of distribution?

     Peter Voser: Yes, that is correct, yes.

     Mark Gilman (The Benchmark Company): My first question relates to the shares that will be outstanding post-unification and whether it is accurate to assume that the existing Royal Dutch shareholders will own 60% of the total shares outstanding, as of that point?

     My second question relates to, and this may be a follow-up on the first one, but I am not sure: what happens to the limitations that existed previously with respect to both the minimums and maximums on buybacks under Dutch law?

     Peter Voser: On the 60:40 split, that will be exactly the starting point on 20 July, so we will have that 60:40 split. However, that is the last time that you will see that split because, as soon as we start the share buybacks and so on, that will obviously change. It will not be relevant in going forward, but we have clearly done the buyback in the first few months on that proportionality, in order to go into the transaction on roughly a 60:40 split.

     Mark Gilman: So, as of the effective date, existing Royal Dutch shareholders, whether in ADR form or otherwise, will have 60% of the shares to be outstanding following unification?

     Peter Voser: That is correct. I have just add that that would assume that 100% of Royal Dutch shareholders actually accept the deal – otherwise, you would obviously have to proportionally adjust obviously, because those shares which are not coming in would then remain RD shares.

     Mark Gilman: OK, understood. How about the question regarding limitations, or previous limitations, on buybacks under Dutch law?

     Peter Voser: Yes, thanks for that question. Dutch law has obviously not changed in that sense, as outlined in the documents. It clearly gives you annual limits, which are calculated on a certain formula going forward. I can reassure you that that formula, for a high dividend paying company like we are, is sufficient to give us the flexibility to do buybacks as we go forward.

     Mark Gilman: OK, but are those limits are still applicable, Peter?

     Peter Voser: They are, because they are a part of the law, and the interpretation of the law.

     Mark Gilman: Thank you.

     Neil Parry (Morgan Stanley): You talk about paying the “B” share dividend through the dividend access mechanism but then you keep pointing out in all the documentation that there should be no withholding tax so long as you pay it through that mechanism, and you do not have to top it up from Royal Dutch Shell. Given that you have falling volumes in the UK and you are not really investing there, and you should have a progressively rising dividend over time, to what extent have you tested that you will have sufficient cash flows from the UK to service that dividend? Is there any oil price at which you think you might have to do a top up from Royal Dutch Shell?

     Secondly, can you just talk a little bit about special dividends. Given the way the tax is working on these dividends if you were to, for example, go and raise seven or eight billion dollars of debt in order to gear up the balance sheet to pay a special dividend, how would the withholding tax work on that? Would the “B“s incur a withholding tax charge as a result of that?

     Peter Voser: On the first one, we have done that now for 98 years, that we have had sufficient retained earnings to pay dividends on the UK side. I do not see a change actually going forward. I think we are capable of managing that and making sure we have got enough funds coming through. In the listing particulars, if that were not to be the case, then you have to quite clearly have to take from the Royal Dutch side – but, as we have demonstrated for more than 90 years, I cannot foresee that at this stage. From that point of view we have made it clear that we will follow the structure we have had in the past and that should work.

     On the special dividends my general direct answer is that this will follow like a normal dividend in that sense. You will declare it and the pre-tax dividend for the “A” and the “B” shares will be the same way and then after tax depends on the shareholders’ own tax situation. However, in general, you would expect the Dutch piece to be actually with withholding tax and the UK piece, i.e. “B” shares, obviously without withholding tax. In general I cannot see a difference there.

     Ian Armstrong (Brewin Dolphin): I have a question with regard to UK shareholders in Royal Dutch. When you discovered that the Inland Revenue was going to treat the share exchange as a disposal and therefore that UK Royal Dutch private shareholders not in gross funds would not qualify for UK rollover relief, why did you not put a general compensation form to make up for it? For example, some people within my company, in terms of account holders, will suddenly have a capital gains liability on 20 July, but they will not have any funds to pay that liability because there is not actually a proper disposal of the shares.

     Peter Voser: For the vast majority of shareholders, as we have said, there should be no tax liability. The exchange of Royal Dutch shares, as you say, pursuant to the Royal Dutch offer is a disposal for UK tax purposes and will not qualify for the rollover relief. Many of the UK Royal Dutch shareholders are likely to be exempt from UK tax and chargeable gains — examples include pension funds, charities, ISAs, PEP holders, investment trusts, authorised unit trusts and OEICs. Many others will also find specific exemptions or reliefs apply, like annual exempt amounts, indexation and taper relief etc, to reduce or eliminate the overall tax liability. So in that sense we constructed it in such a way and we are convinced that we have minimised it to the highest extent possible.

     Ian Armstrong: To the highest extent possible, but what it actually means is that, because there is very little time in terms of being able to prepare for this, some private shareholders will have to take a loss in order to try to offset the gains. It seems to me as though you have actually discriminated against a certain class of shareholder, and surely that is not right?

     Peter Voser: I think we have constructed the transaction which, in our opinion, to the vast majority of the shareholders does not generate a tax liability, and therefore we think the transaction is a fair transaction to the majority of the shareholders. That is as far as I can comment on your question.

     Jonathan Wright (Citigroup): I have two questions on buybacks. First of all, when you buy back the “B” shares you will incur a 25% Dutch withholding tax, but will that be on the full value of the share? Also, are you expecting to be able to get a waiver over time from the Dutch tax authorities on that?

     The second question is to do with the buyback limits. Can you use the whole buyback allowance on the “A” shares or are there separate limits for both the “A” and the “B” shares?

     Pat Ellingsworth: As of now, a buyback of the “B” shares would be subject to withholding tax on the entire amount. Going forward, I would hope that we are able to work out something where that is no longer the formula with the Ministry of Finance.

     Jonathan Wright: The other question was on the limits: are there separate limits for the “A” and the “B” shares, or can you put all of your buyback limits on to the “A” share and just use that?

     Pat Ellingsworth: The limits are separate for the “A” shares and the “B” shares. They don’t cross over in any respect.

     Jonathan Wright: And is that just representative of the number of shares versus the total as to how that split works, so it will change over time and it will not be 60:40?

     Pat Ellingsworth: It reflects the classification of the shares and their origin. The “A” shares having been derived from historical RD holders and RD itself having a historical dividend policy in the Netherlands. The “B” shares not being derived from the Netherlands, and having no history in the Netherlands therefore, as of now anyway, they are treated entirely differently for the buyback legislation.

     Lucy Haskins (Lehman Brothers): Obviously, you are targeting a minimum of 95% acceptances for the Royal Dutch tender. Can I ask what happens if you do not secure that and if you cannot squeeze out the minority shareholding? Where would the Royal Dutch shares effectively stand relative to the Royal Dutch Shell Group? I see from the Listing Particulars that you are suggesting that the dividend policy could be different for those outstanding shareholders relative to the policy for the Group as a whole.

     Peter Voser: Let me start by saying we expect to get to 95%. If not, the 95% condition can be waived to a lower level as you know and will also have seen from the Listing Particulars. We can declare the offer unconditional at less than 95% and the transaction will complete. For those remaining RD shareholders, the liquidity will be substantially reduced obviously and it is not expected that the remaining RD would qualify for indexation. De-listing may be also be sought from the New York Stock Exchange and the AEX depending on levels of acceptance. The value of any retained Royal Dutch shares may, therefore, be lower following completion than before.

     A full description of all of this, as you may have seen, is actually in Part 5 of the Dutch Offer Document. At this stage, I would not go forward and speculate on how the dividend policy going to be treated going forward for RD, I think we shall see this once when we know exactly what the percentage is, whether there is a squeeze-out or no squeeze-out, if not what is the percentage, and then we shall communicate further on this.

     Lucy Haskins: Legally where would Royal Dutch stand relative – would it be effectively outside of the Royal Dutch Shell plc or Group?

     Peter Voser: No, they are obviously a shareholder still.

     Lucy Haskins: I just wonder how their entitlements to the earnings through the dividend stream will be different to the “A” or “B” shareholders? In the Listing Particulars, you seem to suggest that you might not share the same dividend strategy for those Royal Dutch shareholders as you would for the “A” and “B” shareholders, and I wonder if their entitlement to earnings will be the same how their entitlement to dividends might be different?

     Peter Voser: They will be shareholders in a subsidiary of Royal Dutch Shell plc, which will define their entitlement or their rights in that sense.

     Neil McMahon (Sanford Bernstein): I have a question on the indexation effect in the UK. It seems from what you have said that the two classes of shares will effectively have their own indexation weightings in the UK from day one, yet from what else you said the “A” shares will predominantly live in Holland. Is there a bit of an issue there in the first few days or weeks where it will be virtually impossible for investors, if they wanted to get a market weighting in “A” shares in the UK, to actually to get to that level due to a lack of “A” shares resident in the UK?

     My second question is have you looked at studies into what has happened whenever companies have done something similar to this before and has that in any way driven some of your conclusions here and some of the policies which you have put in place?

     Peter Voser: In general, Neil, the market will determine the liquidity of the “A” shares in London, but we believe that liquidity will remain in both classes of shares and the trading mechanics are there to better enable this. Trades on Euronext Amsterdam or on the London Stock Exchange through the DTS facility will settle on Euroclear Netherlands. That gives you the answer in that sense. Generally, on completion the “A” shares will be held in Euroclear Netherlands and the “B” shares will be held in CREST, so shareholders have the option of transferring between the two as well and that should give us sufficient liquidity.

     The second question, quite clearly in the preparation we have looked at many of the policies and also at many of other deals, and we have also analysed how the shares will trade in terms of liquidity and how the shares will trace in terms of value against each other. I would leave it at this stage that we are in line with our expectations of what we have done and so far we are going on the right direction. This is monitored obviously closely but so far I could not identify anything which would point somewhere other than what we have studied during the last few months since more or less July last year.

     Edward Westlake (CSFB): The question is around the tax treatment on buybacks of the “B” shares. As I understand it, I believe it takes seven years of dividends for you to be able to buy back the “A” shares in exempt manner. Do you expect that it will take that long for you to come to an agreement? If not, do you think you could give some probability of by the end of ’05, by the end of ’06 and by the end of ’07?

     Peter Voser: The last thing I am going to do is actually to speculate on agreements where it takes two to tango in that sense. As we have said, and as Pat has said, we are working on the issue, we are in discussions and I have to leave it at that. There are tax law changes possible, there are agreements possible, so we shall work as speedily as we can on this but I shall not speculate as to any timing on this, which I think you understand.

     David Lawrence: As there are no more questions, thank you very much for listening today and with that we shall end the webcast.

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